15027308

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52447

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Liati Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14 Wall Street 20th Floor
(No. and Street)

New York (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Geffrard 212 269-0003
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSSM CPA LLP
(Name – *if individual, state last, first, middle name*)

757 Third Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 21 2015
REGISTRATIONS BRANCH
17

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Michael W. Geffrard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Liati Capital, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & CEO

Title

6/24/15

Notary Public

Natalie Hanukov
Notary Public, State of New York
Kings County
No. 01HA6160611
Commission Expires 02 / 12 / 2019

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RSSM
Certified Public Accountants
& Strategic Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member
of Liati Capital, LLC

We have audited the accompanying financial statements of Liati Capital, LLC (a wholly owned subsidiary of Liati Group, LLC), which comprise the statement of financial condition as of December 31, 2014 and the related statements of income, changes in member's deficit, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Liati Capital, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Liati Capital, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Liati Capital, LLC's financial statements. The supplemental information is the responsibility of Liati Capital, LLC's management. Our audit procedures included determining whether the supplemental

757 Third Avenue, New York, NY 10017 Tel 212.303.1800 Fax 212.755.5600 rssmcpa.com

Additional Office in Garden City, New York

information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

RSSM CPA LLP

CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
June 22, 2015

LIATI CAPITAL, LLC
(A Wholly Owned Subsidiary of Liati Group, LLC)

Statement of Financial Condition & Supplementary Information

For the Year Ended

December 31, 2014

With

Report of Independent Registered Public Accounting Firm

Liati Capital, LLC
(A Wholly Owned Subsidiary of Liati Group, LLC)
Statement of Financial Condition
As of December 31, 2014

ASSETS

ASSETS:	
Cash at bank	$ 8,645
Total Current Assets	8,645
TOTAL ASSETS	$ 8,645

LIABILITIES & MEMBERS' DEFICIT

LIABILITIES:	
Accrued expenses	$ 19,600
	19,600
MEMBER'S DEFICIT:	
Member's deficit	(10,955)
TOTAL LIABILITIES & MEMBER'S DEFICIT	$ 8,645

The accompanying notes are an integral part of this financial statement.

Liati Capital, LLC
(A Wholly Owned Subsidiary of Liati Group, LLC)
Notes to the Financial Statement

December 31, 2014

1. THE COMPANY AND ITS OPERATIONS

Liati Capital, LLC ("The Company") was formed in New York in February, 1998 and is a wholly owned subsidiary of Liati Group, LLC. The Company provides and derives its revenues from financial advisory and consulting services primarily related to the private placement of equity and debt for established companies and partnerships, real estate and energy projects, including renewable energy projects, and select startup companies. Registration as a broker-dealer under the Securities Exchange Act of 1934 was effective January 2001. The Company is a member of the FINRA. The Company does not perform any clearing function for itself or others, and does not hold customer accounts, funds, securities and accordingly is exempt per paragraph 3(K)(ii) from the provisions of SEC Rule 15c3-3 and is not responsible for compliance with Section 4(C) of Regulations T of the Federal Reserve System.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

Income Taxes

The Company is organized as an LLC under the Internal Revenue Code and is included in the federal, state and city tax returns filed by Liati Group, LLC. Accordingly, no provision for federal, state and city taxes is required in the financial statements as the Company's taxable income or loss will be included in the tax returns of Liati Group, LLC's members.

Although the Company is not subject to federal or state income taxes, the effects of an uncertain tax position, if any, may have an impact on the tax returns of Liati Group, LLC's members. Therefore, the effects of any such uncertainty must be recognized based on the outcome that is more likely than not to occur. Under this criterion the most likely resolution of

an uncertain tax position should be analyzed based on technical merits and on the outcome that will likely be sustained under examination. As of December 31, 2014, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

Laiti Group LLC's income tax returns for the years 2011 through 2014 are subject to examination by federal, state and local income tax authorities.

3. RELATED PARTY TRANSACTIONS

The Company shares office space and operates under an expense sharing agreement with its' member Liati Group, LLC, The expense sharing agreement provides for Liati Group, LLC to pay all the operating expenses of the Company, except for certain directly related expenses. As outlined in the expense sharing agreement, such payments are considered as capital contributions by the Liati Group, LLC. For the year ended December 31, 2014 expenses totaling $105,515 were paid by Liati Group, LLC.

4. CAPITAL DEFICIT AND MANAGEMENT PLANS

In the year ended December 31, 2014, the Company experienced a loss of $129,825. This loss resulted in a capital deficit at December 31, 2014 of $10,955. Those factors, as well as the Company's dependence on a member to provide working capital create an uncertainty about the Company's ability to fund its operational expenses as they become due. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue.

Management is currently pursuing plans to address the cash flow requirements of the Company for the twelve months ending December 31, 2015. The Company has entered into a number of agreements which it anticipates will generate sufficient revenue to fund future operations. Management is pursuing new revenue sources to provide adequate working capital and reduce the capital deficit. Through June 11, 2015 Liati Group, LLC has made cash capital contributions of $58,150. Management projects that cash needs will be met throughout fiscal year 2015.

5. <u>NET CAPITAL REQUIREMENT</u>

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2014 the Company's net capital of ($10,955) was $15,955 below its required net capital of $5,000. The Company's net capital ratio was (1.79) to 1.

6. <u>SUBSEQUENT EVENTS</u>

Management has evaluated its subsequent events through June 22, 2015, the date the financial statements were available to be issued.

SUPPLEMENTAL INFORMATION

Liati Capital, LLC
(A Wholly Owned Subsidiary of Liati Group, LLC)
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2014

Net Capital:	
Member's deficit	$ (10,955)
Net Capital Deficiency	$ (10,955)
Aggregate Indebtedness:	
Accounts payable & accrued expenses	$ 19,600
Computation of Basic Net Capital Requirement	
Minimum Net Capital Required	$ 5,000
Excess Net Capital at 1,500 percent	$ (15,955)
Excess Net Capital at 1,000 percent	$ (16,955)
Ratio: Aggregate Indebtedness to Capital	(1.79 to 1)

Reconciliation With Company's Computation (included in Part II of Form X-17A-5 as of December 31, 2014)

Net Capital as Reported in Company's Part II (Unaudited) FOCUS Report	$ 1,045
Audit Adjustment to Accrue Additional Professional Fees	(12,000)
Net Capital Deficiency per the Preceding	$ (10,955)